SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4

to

ANNUAL REPORT

of

KFW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2016

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2016, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 and 3 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 4 to 7 hereof;

-	Exhibit (d) is hereby amended by adding the section “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 7 hereof to the “Recent Developments—The Federal Republic of Germany” section.

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 8 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 18, 2016, and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 5, 2018, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.2440 (EUR 0.8039 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from December 2017 through January 26, 2018, as reported by the Federal Reserve Bank of New York.

2017	High	Low
December 2017	1.2022	1.1725
January 1, 2018 to January 26, 2018	1.2488	1.1922

No representation is made that the euro or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Preliminary Results for the Year Ended December 31, 2017

The following information is primarily derived from KfW’s press release and related press conference of February 5, 2018 announcing selected preliminary results for the full year ended December 31, 2017. The financial amounts in this section are based on unaudited preliminary financial information prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) and are subject to adjustment. KfW expects to release its audited consolidated and unconsolidated financial statements for the year ended December 31, 2017 in mid-April 2018.

As of December 31, 2017, KfW’s consolidated total assets amounted to EUR 472.4 billion, which is a decrease of 6.8% or EUR 34.6 billion, compared to EUR 507.0 billion as of December 31, 2016. KfW’s consolidated volume of business (which includes total assets and off-balance sheet items such as guarantees and irrevocable commitments for loans, grants and guarantees) decreased by 6.1%, or EUR 36.9 billion, during this period to EUR 572.3 billion as of December 31, 2017.

KfW expects its group operating result before valuation and promotional activity for 2017 to be in line with its positive financial performance for the first three quarters of 2017. The group’s operating result before valuation and promotional activity is before (i) risk provisions for the lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss and (iv) expenses related to promotional activity.

KfW expects to post full-year consolidated results for 2017 that are in line with its positive financial performance for the first three quarters of 2017.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the full year ended December 31, 2017 as compared with the same period in 2016.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,		Year-to-Year
	2017(1)	2016	% change
	(EUR in millions)		(in %)
Mittelstandsbank (SME bank)	21,899	21,388	2
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions)	29,913	33,698	-11
Export and project finance (KfW IPEX-Bank)	13,751	16,072	-14
Promotion of developing countries and emerging economies(2)	9,748	8,843	10
of which KfW Entwicklungsbank	8,197	7,290	12
of which DEG - Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,551	1,553	0
Financial markets	1,541	1,274	21

Total promotional business volume(2)(3)	76,481	81,002	-6

(1)	Preliminary and unaudited.
(2)	Total promotional business volume for the full year ended December 31, 2017 has been adjusted for commitments of EUR 372 million, compared to EUR 273 million for the corresponding period in 2016, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.
(3)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the Bafög government loan program) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and the BaföG government loan program, commitments represent the actual volume of funds disbursed in the relevant period.

In 2017, KfW’s total promotional business volume decreased to EUR 76.5 billion from EUR 81.0 billion in 2016 (-5.6%). This decrease was primarily driven by decreases in commitments in the business sector Export and project finance as well as in one of KfW’s domestic promotional business sectors, Kommunal- und Privatkundenbank/Kreditinstitute. Commitments in KfW Entwicklungsbank and commitments under KfW’s Financial markets business sector increased quite significantly.

Commitments in the Mittelstandsbank business sector increased to EUR 21.9 billion in 2017 from EUR 21.4 billion in 2016. This increase was mainly attributable to increased commitments under the innovation financing programs, especially due to a strong demand for the ERP-Digitalization and Innovation Program. The increase is also attributable to higher commitments under KfW’s environmental investment programs, particularly under the Energy Efficiency Program.

Commitments in the business sector Kommunal- und Privatkundenbank/Kreditinstitute decreased to EUR 29.9 billion in 2017 from EUR 33.7 billion in 2016. This decrease was primarily driven by a decrease in commitments for housing investment programs, particularly for energy-efficient construction and the promotion of home ownership, and by a decrease in global loans to financial institutions.

Commitments in KfW’s Export and project finance business sector decreased to EUR 13.8 billion in 2017 from EUR 16.1 billion in 2016. The decrease is primarily due to a demanding and increasingly competitive market environment, with very low interest rates and high liquidity, in which a balanced risk-to-return ratio remained key for KfW IPEX-Bank, resulting in the lower commitment volumes for 2017.

Commitments related to KfW’s Promotion of developing countries and emerging economies business sector increased to EUR 9.7 billion in 2017 from EUR 8.8 billion in 2016. This development was attributable to significantly higher commitments in KfW Entwicklungsbank, while commitments remained stable in DEG.

Commitments under KfW’s Financial markets business sector increased to EUR 1.5 billion in 2017 from EUR 1.3 billion in 2016, mainly due to increased investments by KfW in its ABS and ABCP portfolio.

Sources of Funds

The volume of funding raised in the capital markets in 2017 totaled EUR 78.2 billion, of which 53.3% was raised in euros, 34.4% in U.S. dollars and the remainder in eight other currencies.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2016	0.3	1.8
4th quarter 2016	0.4	1.8
1st quarter 2017	0.9	2.1
2nd quarter 2017	0.6	2.3
3rd quarter 2017	0.8	2.8

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.8% after price, seasonal and calendar adjustments in the third quarter of 2017 compared to the second quarter of 2017. Compared to the previous quarter, positive contributions came from foreign trade. Exports of goods and services increased by 1.7% compared to the second quarter of 2017. Imports in the third quarter of 2017 increased less markedly (+0.9%) than exports compared to the second quarter of 2017. Arithmetically, the balance of exports and imports thus had a positive effect on the gross domestic product growth. The final consumption expenditure of households and of general government remained rather stable at the level of the second quarter of 2017. In addition, capital formation showed a positive development (+0.4%) compared with the previous quarter. While gross fixed capital formation was up especially in machinery and equipment (+1.5%), it fell slightly in construction (–0.4%) compared with the second quarter of 2017, respectively.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the third quarter of 2017 increased by 2.8% in price- and calendar-adjusted terms compared to the corresponding period in 2016, following an increase of 2.3% in the second quarter of 2017 and 2.1% in the first quarter of 2017.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 3rd quarter of 2017, press release of November 23, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/11/PE17_422_811.html).

In 2017 as a whole, the economic situation in Germany was characterized by strong economic growth. According to preliminary calculations of the Federal Statistical Office, the price-adjusted GDP was 2.2% higher in 2017 than in 2016. The German economy has grown for the eighth year in a row. Compared with the preceding years, the growth rate accelerated once again. In 2016, the GDP had already risen significantly by 1.9%, and in 2015, by 1.7%. From a longer term perspective, German economic growth in 2017 exceeded the average growth rate of the last ten years (+1.3%) by almost one percentage point.

Positive contributions to growth in 2017 were primarily provided by domestic demand. Household final consumption expenditure rose by a price-adjusted 2.0% compared to 2016, while government final consumption expenditure was up 1.4%. The increase in price-adjusted gross fixed capital formation of 3.0%, in particular, was above average in 2017, reflecting increases in gross fixed capital formation in construction (+2.6%), machinery and equipment (+3.5%) and other fixed assets (including expenditure on research and development) (+3.5%) in 2017 compared to 2016. Gross capital formation, which among gross fixed capital formation includes changes in inventories, increased by 3.6% on a price-adjusted basis in 2017 compared to 2016.

German exports continued to increase in 2017 on an annual average. Price-adjusted exports of goods and services increased by 4.7% in 2017 compared to 2016. The increase in imports was larger (+5.2%) in 2017 compared to 2016. Arithmetically, the resulting balance of exports and imports contributed 0.2 percentage points to GDP growth in 2017.

Source: Statistisches Bundesamt, German economy continued to grow strongly in 2017, press release of January 11, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/01/PE18_011_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
December 2016	0.7	1.7
January 2017	-0.6	1.9
February 2017	0.6	2.2
March 2017	0.2	1.6
April 2017	0.0	2.0
May 2017	-0.2	1.5
June 2017	0.2	1.6
July 2017	0.4	1.7
August 2017	0.1	1.8
September 2017	0.1	1.8
October 2017	0.0	1.6
November 2017	0.3	1.8
December 2017	0.6	1.7

Compared with 2016, consumer prices in Germany rose by 1.8% in 2017. Between 2014 and 2016, the year-on-year rates of price increase in each case were below one percent. The inflation rates as measured by the consumer price index ranged between 1.5% and 2.2% in the individual months of 2017. The marked increase in the year-on-year rate of price increase in 2017 was mainly due to energy prices, which increased by 3.1% in 2017, compared with 2016, after having declined the previous three years, and food prices, which rose considerably by 3.0% compared with 2016. Excluding energy and food prices, the inflation rate would have been 1.4% in 2017.

Compared to December 2016, consumer prices as a whole increased by 1.7% in December 2017. Energy prices were up 1.3% in December 2017 compared to December 2016. The increase in energy prices thus slowed markedly (November 2017: +3.7%) and had only a small impact on the overall inflation rate. In December 2017, notable year-on-year price increases were recorded for heating oil (+4.0%) and electricity (+2.0%). In contrast, consumers paid less for gas (–2.6%). Excluding energy prices, the inflation rate would have been 1.6% in December 2017. Food prices in December 2017 were markedly higher (+3.0%) than in December 2016 and had an upward effect on the overall inflation rate. Overall, prices of goods (total) increased by 1.8% in December 2017 compared to December 2016. The prices of services (total) increased by 1.6% over the same period, which was mainly the result of the development of net rents exclusive of heating expenses (+1.7%).

Compared to November 2017, the consumer price index rose markedly by 0.6% in December 2017, reflecting seasonal price increases for package holidays (+20.1%) and air tickets (+4.7%). Food prices were up 0.8% in December 2017 compared to November 2017, while energy prices remained nearly unchanged (–0.1%).

Source: Statistisches Bundesamt, Consumer prices in 2017: +1.8% on the previous year, press release of January 16, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/01/PE18_016_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition)(1)

Reference period	Original percentages	Adjusted percentages(2)
December 2016	3.5	3.9
January 2017	4.0	3.9
February 2017	4.3	3.9
March 2017	4.0	3.9
April 2017	4.1	3.9
May 2017	3.6	3.8
June 2017	3.6	3.8
July 2017	3.6	3.8
August 2017	3.8	3.7
September 2017	3.5	3.7
October 2017	3.8	3.7
November 2017	3.4	3.7
December 2017	3.5	3.6

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 647,000 persons, or 1.5%, from December 2016 to December 2017. Compared to November 2017, the number of employed persons in December 2017 increased by approximately 67,000, or 0.2%, after adjustment for seasonal fluctuations.

In December 2017, the number of unemployed persons increased by approximately 25,000, or 1.3%, compared to December 2016. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in December 2017 stood at 1.58 million, which was a decrease of roughly 13,000 compared to November 2017.

Source: Statistisches Bundesamt, December 2017: robust employment trend continues, press release of January 31, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/01/PE18_033_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)(1)
Item	January to November 2017	January to November 2016
Trade in goods, including supplementary trade items	248.6	251.5
Services	–22.4	–23.0
Primary income	48.6	41.8
Secondary income	–47.2	–36.0
Current account	227.6	234.4

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in November 2017: +8.2% on November 2016, press release of January  9, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/01/PE18_005_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations of the Federal Statistical Office, the German Federal Government, federal states and municipalities as well as social security funds (together, general government) recorded a surplus of EUR 38.4 billion in 2017. When measured as a percentage of GDP at current prices, the surplus ratio of general government was 1.2% for 2017.

Source: Statistisches Bundesamt, German economy continued to grow strongly in 2017, press release of January 11, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/01/PE18_011_811.html).

Other Recent Developments

German General Elections for the Bundestag

After preliminary negotiations among CDU/CSU, FDP and Bündnis 90/Die Grünen regarding the formation of a coalition failed, CDU/CSU and SPD conducted preliminary negotiations regarding the formation of a coalition from January 7 through January 12, 2018. Following approval by the SPD congress (Bundesparteitag) on January 21, 2018, coalition talks between CDU/CSU and SPD were initiated on January 26, 2018.

Source: The Federal Government, Where do we go from here? - Frequently asked questions about forming a government, dated January 26, 2018 (https://www.bundesregierung.de/Content/EN/Artikel/2017/11_en/2017-10-24-faq-regierungsbildung_eng.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ DR FRANK CZICHOWSKI

	Name:	Dr Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/S/ JÜRGEN KÖSTNER

	Name:	Jürgen Köstner
	Title:	Vice President

Date: February 5, 2018